EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2015 Results

Company on Track for Improved Operating Performance Heading Into 2016

MISSISSAUGA, Ontario, Nov. 10, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported third quarter 2015 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Third Quarter Highlights

"During the third quarter we saw an increase in revenue sequentially versus the first half of 2015 and recently noted a number of operating achievements that position us well for a pickup in orders going forward," said Daryl Wilson, President and Chief Executive Officer. "E.ON inaugurated our 1.5 megawatt PEM energy storage system in Hamburg, Germany – our second reference site with this key customer and an important strategic milestone for Power-to-Gas installations. We also realized the start of commercial operations at Kolon Hydrogenics' initial one megawatt fuel cell power facility in South Korea. These events are being heralded by industry and government officials alike as groundbreaking in terms of our PEM hydrogen technology, which can be scaled for much greater energy applications. We look forward to additional orders from Kolon in the near future, once testing is complete, and Korea remains a very attractive market committed to using fuel cells for large-scale power generation – as recent activity attests.

"We delivered our first electrolysis units to Kurion during the quarter for the previously-announced purification of tritiated waste water. Subject to final pilot program results, this technology could represent substantial opportunities at Fukushima and other nuclear sites around the world. Overall, we expect to see a pickup in energy storage demand, fuel cell bus deliveries, and fueling station awards heading into 2016, along with the aforementioned Kolon orders. The Company remains well positioned for a broad array of hydrogen-based energy applications, our backlog is strong, and we are excited about the leading role we play across the hydrogen value chain."

Summary of Results for the Quarter Ended September 30, 2015

  Revenue was $9.6 million for the third quarter versus $11.1 million last year. Excluding the foreign exchange impact of $1.6 million, reflecting the decline in the value of the euro relative to the US dollar in the third quarter of 2015 compared with 2014, revenue increased $0.2 million year-over-year.

  Cash operating costs declined 9% to $3.5 million for the three months ended September 30, 2015 compared to $3.9 million for the three months ended September 30, 2014, primarily reflecting lower SG&A expenses due to the impact of lower exchange rates on expenses denominated in euros and Canadian dollars, as well as a slight decrease in R&D expenses.

  Gross profit was 21.8% of revenue for the quarter, versus 27.6% in the prior-year period, reflecting a change in product mix as well as higher indirect overhead costs as a percent of revenue when compared to the prior-year period.

  Adjusted EBITDA2 loss was $1.4 million for the quarter compared with an Adjusted EBITDA2 loss of $0.7 million in the third quarter of 2014, reflecting the aforementioned items.

  Net loss was $2.2 million, or $(0.21) per share, in the quarter compared with a net loss of $1.3 million, or $(0.13) per share, in the third quarter of 2014.

  Hydrogenics secured $5.7 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in a backlog of $98.9 million as of September 30, 2015. Order backlog movement during the third quarter (in millions) was as follows:

						Expected Revenue
						Recognition

				Orders
	June 30,			Delivered/	September	During	Beyond
	2015	Orders		Revenue	30, 2015	next 12	next 12
	backlog	Received	FX	Recognized	backlog	months	months
OnSite Generation	$26.8	$3.5	$0.1	$7.6	$22.8	$19.7	$3.1
Power Systems	75.5	2.2	0.4	2.0	76.1	6.9	69.2
Total	$102.3	$5.7	$0.5	$9.6	$98.9	$26.6	$72.3
  The Company exited the third quarter with $8.7 million of cash and restricted cash, a $1.7 million decrease from December 31, 2014, primarily reflecting: (i) $8.7 million of cash used in operating activities; (ii) $1.4 million related to the purchase of property, plant and equipment and; (iii) the foreign exchange impact of $0.5 million on euro and Canadian-denominated cash balances; partially offset by (iv) $9.0 million of net operating borrowings, including the Company's new $7.5 million credit facility.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on November 10, 2015 to review the third quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Selling, general and administrative expenses	$ 2,566	$ 2,846	$ 7,724	$ 9,392
Research and product development expenses	1,045	1,160	3,106	2,991
Total operating costs	$ 3,611	$ 4,006	$ 10,830	$ 12,383
Less: Depreciation of property, plant and equipment and intangibles	(95)	(81)	(272)	(235)
Less: Compensation costs indexed to share price	174	120	408	(473)
Less: Stock-based compensation losses	(163)	(170)	(457)	(462)
Cash operating costs	$ 3,527	$ 3,875	$ 10,509	$ 11,213

Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Net loss	$ (2,192)	$ (1,262)	$ (9,319)	$ (5,135)
Finance loss (income)	682	323	2,785	977
Depreciation of property, plant and equipment and intangible assets	138	206	448	524
Compensation indexed to share price	(174)	(120)	(408)	473
Stock-based compensation expense	163	170	457	462
Adjusted EBITDA	$ (1,383)	$ (683)	$ (6,037)	$ (2,699)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30,	December 31,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$ 6,930	$ 6,572
Restricted cash	1,271	3,228
Trade and other receivables	11,906	12,900
Inventories	16,163	14,698
Prepaid expenses	621	747
	36,891	38,145
Non-current assets
Restricted cash	512	621
Investment in joint venture	1,883	2,150
Property, plant and equipment	2,770	1,873
Intangible assets	201	157
Goodwill	4,267	4,609
	9,633	9,410
Total assets	$ 46,524	$ 47,555

Liabilities
Current Liabilities
Operating borrowings	$ 2,241	$ --
Trade and other payables	9,960	13,156
Derivative liability	111	--
Warranty provisions	1,814	1,392
Deferred revenue	9,746	6,771
	23,872	21,319
Non-current liabilities
Other non-current liabilities	10,270	3,464
Non-current warranty provisions	747	1,155
Non-current deferred revenue	5,082	6,141
	16,099	10,760
Total liabilities	39,971	32,079
Equity
Share capital	348,275	348,259
Contributed surplus	20,262	18,927
Accumulated other comprehensive loss	(3,063)	(2,108)
Deficit	(358,921)	(349,602)
Total equity	6,553	15,476
Total equity and liabilities	$ 46,524	$ 47,555

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues	$ 9,644	$ 11,093	$ 24,543	$ 29,875
Cost of sales	7,543	8,026	20,247	21,650
Gross profit	2,101	3,067	4,296	8,225

Operating expenses
Selling, general and administrative expenses	2,566	2,846	7,724	9,392
Research and product development expenses	1,045	1,160	3,106	2,991
	3,611	4,006	10,830	12,383

Loss from operations	(1,510)	(939)	(6,534)	(4,158)

Finance income (expenses)
Interest expense, net	(446)	(105)	(942)	(369)
Foreign currency gains (losses), net	382	(156)	(381)	(365)
Loss from joint venture	(127)	(62)	(86)	(62)
Other finance losses, net	(491)	--	(1,376)	(181)
Finance income (loss), net	(682)	(323)	(2,785)	(977)

Loss before income taxes	(2,192)	(1,262)	(9,319)	(5,135)
Income tax expense	--	--	--	--
Net loss for the period	(2,192)	(1,262)	(9,319)	(5,135)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations and joint venture	(79)	(985)	(955)	(1,052)
Comprehensive loss for the period	$ (2,271)	$ (2,247)	$ (10,274)	$ (6,187)

Net loss per share
Basic and diluted	$ (0.22)	$ (0.13)	$ (0.92)	$ (0.54)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cash and cash equivalents provided by (used in):

Operating activities
Net loss for the period	$ (2,192)	$ (1,262)	$ (9,319)	$ (5,135)
(Increase) decrease in restricted cash	118	(1,425)	2,065	(1,616)
Items not affecting cash:
Amortization and depreciation	138	206	448	524
Other finance losses, net	111	--	111	181
Unrealized foreign exchange losses (gains)	227	(230)	(29)	(140)
Unrealized loss on joint venture	128	62	86	62
Accreted non-cash and unpaid interest	219	133	685	366
Payment of post-retirement benefit liability	--	(25)	--	(70)
Portion of borrowings recorded as a reduction from research and development expenses	--	--	--	(118)
Stock-based compensation	163	170	457	462
Stock based compensation – RSUs and DSUs	(174)	(120)	(408)	473
Warrant issuance	--	--	885	--
Net change in non-cash working capital	326	(1,790)	(1,575)	(7,887)
Cash used in operating activities	(936)	(4,281)	(6,594)	(12,898)

Investing activities
Investment in joint venture	--	(947)	--	(947)
Proceeds from disposals	--	--	--	9
Purchase of property, plant and equipment	(674)	(20)	(1,553)	(545)
Receipt of IDF government funding	--	--	118	--
Purchase of intangible assets	--	(3)	(81)	(83)
Cash used in investing activities	(674)	(970)	(1,516)	(1,566)

Financing activities
Repayment of repayable government contributions	(52)	(50)	(162)	(439)
Proceeds of borrowings, net of transaction costs	--	--	6,866	854
Proceeds of operating borrowings	2,240	--	6,062	--
Repayment of operating borrowings	(1,658)	--	(3,809)	--
Common shares issued	--	5	9	13,666
Cash provided by financing activities	530	(45)	8,966	14,081

Effect of exchange rate fluctuations on cash and cash equivalents held	(6)	(663)	(498)	(740)
Increase (Decrease) in cash and cash equivalents during the period	(1,086)	(5,959)	358	(1,123)
Cash and cash equivalents - Beginning of period	8,016	16,659	6,572	11,823
Cash and cash equivalents - End of period	$ 6,930	$ 10,700	$ 6,930	$ 10,700
CONTACT: Hydrogenics Contacts:
         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com